FINANCING AGREEMENT

FINANCING AGREEMENT (the "Agreement") dated as of August 11, 2011 between

Geopulse Exploration Inc. ("GPLS") and Haycliffe Inc. ("HAY")

For good and valuable consideration, the receipt and legal sufficiency of which are hereby expressly acknowledged, the parties hereto agree as follows:

1. Financing.

HAY agrees on a best efforts basis to arrange financing for GPLS for a maximum gross amount of $US 25 million. HAY agrees to proceed on a best efforts basis to raise up to this amount, within a 90 day period from the signing date of this agreement.

GPLS will compensate HAY the full amount of their fee for any financing they complete during this 90 day period. This capital amount shall not exceed $25 million, unless agreed to by GPLS. HAY will be compensated a 5% fee on any of the gross amount secured for GPLS.

GPLS has the right of first refusal of any source of financing. After 90 days this contract is considered null and void; it will lapse automatically and thus be considered terminated.

2. Term and Termination.

A. Hereof, the term of this Agreement shall commence on the date hereof and shall terminate at the close of business 90 days of the date hereof.

B. Either party may, by delivering written notice thereof to the other party, terminate any or all of its obligations under this Agreement, effective immediately, if the other party hereto:

1. is rendered bankrupt or becomes insolvent, and such insolvency is not cured within 15 days after written notice, or files a written petition in bankruptcy or an answer admitting the

 

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material facts recited in such petition filed by another, or discontinues it business, or has a receiver or other custodian of any kind appointed to administer any substantial amount of its property; or

2. commits a material breach under this Agreement, which breach is not cured within 30 days following written notice of such breach from the non-breaching party.

Any such termination shall be in addition to any other rights or remedies available at law to the terminating party.

3. Assignment/Successors.

Neither party hereto may assign this Agreement or any rights hereunder to any other Person, without the prior written consent of the other party hereto. This Agreement shall be binding upon and inure to the benefit of the successors of the parties hereto.

4. Waiver of Breach.

The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to constitute a waiver of any such provision nor in any way to affect the validity of this Agreement or any part hereof, including the right of any party thereafter to enforce each and every provision. The waiver by any party to this Agreement of any breach or violation of any provision of this Agreement by the other party hereto shall not operate or be construed to be a waiver of any subsequent breach or violation thereof.



5. Severability.

The terms and conditions of this Agreement are hereby deemed by the parties to be severable, and the invalidity or unenforceability of any one or more of the provisions of this Agreement shall not affect the validity and enforceability of the other provisions hereof.

6. Notices.

Any notice contemplated by or required or permitted to be given   under this Agreement shall be in writing and (a) sent by telecopier, with a copy promptly sent by first class mail, (b) delivered personally, (c) sent by next day or overnight courier or delivery or (d) mailed by registered or certified mail, return receipt requested, postage prepaid, as follows:

GPLS: Geopulse Exploration Inc.

6565 Americas Parkway NE, Suite 200

Albuquerque, NM 87110

Ph: 505-563-5787

Fax: 505 563 5501

max.farneti@geopulseinc.com

HAY: Haycliffe Inc.

Florastrasse 14

CH-8008 Zurich

Switzerland

Ph: 41 44 390 26 70

Fax: 41 44 202 00 82



or, in each case, at such other address or facsimile number as may be specified in writing to the other parties hereto. Such notices, requests and other communications sent as provided hereinabove shall be effective: (w) if sent by telecopier on a business day between the hours of 9:00 a.m. and 6:00 p.m. New York, New York time, upon sending, but if sent by telecopier at any other time, upon the next business day; (x) upon receipt, when personally delivered; (y) the next business day, if sent by overnight courier or delivery; and (z) if sent by registered or certified mail, return receipt requested, upon the expiration of the fifth business day after being deposited in the United States mail.

7. Choice of Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Nevada.

8. Construction of Agreement; Entire Agreement; Amendments.

This Agreement may be executed in counterparts in order to provide each party hereto with a fully executed original hereof. In that this Agreement was prepared as a result of negotiation and mutual agreement between the parties hereto, neither this Agreement nor any provision hereof shall be construed against either party hereto as the party who prepared this Agreement or any such provision. This Agreement reflects the complete understanding of the parties as of the date hereof and constitutes their entire agreement regarding the subject matter hereof, all prior negotiations, representations and statements having been merged herein. This Agreement may be amended only by a written amendment between the parties hereto.

9. Covenant Not to Sue; Indemnification.

A) In consideration of this Agreement and the consideration to HAY and Company granted herein, HAY and Company covenant and agree, for themselves and

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for their agents, employees, legal representatives, heirs, executors or assigns (the "HAY Covenantors"), to refrain from making, directly or indirectly, any claim or demand, or to commence, facilitate commencement or cause to be prosecuted any action in law or equity against GPLS, its members, officers, directors, agents, employees, attorneys, accountants, consultants subsidiaries, successors, affiliates and assigns (collectively the "GPLS Covenantees"), on account of any damages, real or imagined, known or unknown, which HAY Covenantors ever had, has or which may hereafter arise with respect to any and all disputes, differences, controversies or claims arising out of or relating to this Agreement and the transactions contemplated hereby, including but not limited to any question regarding the existence, content, validity or termination of this Agreement. The terms and conditions of this shall be a complete defense to any action or proceeding that may be brought or instituted by HAY Covenantors against the GPLS Covenantees, and shall forever be a complete bar to the commencement or prosecution of any action or proceeding with regard to this Agreement by HAY Covenantors against the GPLS Covenantees.

B) Indemnification. HAY Covenantors shall indemnify and hold harmless the GPLS Covenantees from and against any and all losses, damages, expenses and liabilities (collectively "Liabilities") or actions, investigations, inquiries, arbitrations, claims or other proceedings in respect thereof, including enforcement of this Agreement (collectively "Actions") (Liabilities and Actions are herein collectively referred to as "Losses"). Losses include, but are not limited to all reasonable legal fees, court costs and other expenses incurred in connection with investigating, preparing, defending, paying, settling or compromising any suit in law or equity arising out of this Agreement or for any breach of this Agreement notwithstanding the absence of a final determination as to a HAY's obligation to reimburse any of GPLS Covenantees for such Losses and the possibility that such payments might later be held to have been improper.

C) All considerations above (9-a,b) applying to GPLS will equally be applied to HAY in the same way they apply to GPLS.



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10. Binding Arbitration.

In the event of any dispute, claim, question, or disagreement arising from or relating to this agreement or the breach thereof, the Parties hereto shall use their best efforts to settle the dispute, claim question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties. If they do not reach such a solution within a period of sixty (60) days, then, upon notice by either party to the other, all disputes, claims, questions, or disagreements shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules including the Optional Rules for Emergency Measures of Protection, and judgment on any award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement by the signature of their respective, duly authorized corporate officers as of the day:

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the last date written below

Geopulse Exploration Inc.   Haycliffe Inc.

   

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By: Massimiliano Farneti, CEO   By: Kurt Dalmata, President

Date: Aug 11, 2011   Date: Aug 11, 2011